BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC V2S 6J3

Telephone: (604) 870-9920 Toll Free: 800 828-1488 Fax: (604) 870-9930

Item 2: Date of Material Change

January 15, 2013

Item 3: News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on January 15, 2013 and was disseminated through the wire services of Marketwire.

Item 4: Summary of Material Change

SAMEX Mining Corp. ("SAMEX") announced today that it has effected a change in senior management pursuant to the terms of a previously announced agreement (see NR No. 5-12), as follows:

RESIGNING DIRECTORS AND OFFICERS
Name	Office
Jeffrey P. Dahl	Director, President and Chief Executive Officer
Larry D. McLean	Director, Vice President Operations, Chief Financial Officer
Robert E. Kell	Director, Vice President Exploration
Allen D. Leschert	Director
Malcolm B. Fraser	Director
Brenda McLean	Corporate Secretary

NEW AND CONTINUING APPOINTMENTS
Name	Office
*Sasan Sadeghpour	Director, Chairman, Interim Chief Executive Officer
*James Pappas	Director
*Travis Cocke	Director
*Patrick M. Cahill, CPA	Director
Larry D. McLean	Interim Chief Financial Officer
Brenda McLean	Interim Corporate Secretary
* Members of Audit Committee

All of the resigning directors and officers have agreed to continue to act as consultants to the Company in order to ensure an efficient and orderly transition to new management.

Sasan Sadeghpour, Director and Chairman of the Company, has agreed to act as Interim Chief Executive Officer of the Company at an annual salary of $1.00

Larry D. McLean and Brenda McLean have agreed to continue in a consulting role as Interim Chief Financial Officer and Interim Corporate Secretary, respectively, up to April 30, 2013 or until their permanent replacements are appointed.

Item 5: Full Description of Material Change

SAMEX Mining Corp. ("SAMEX") announced today that it has effected a change in senior management pursuant to the terms of a previously announced agreement (see NR No. 5-12), as follows:

RESIGNING DIRECTORS AND OFFICERS
Name	Office
Jeffrey P. Dahl	Director, President and Chief Executive Officer
Larry D. McLean	Director, Vice President Operations, Chief Financial Officer
Robert E. Kell	Director, Vice President Exploration
Allen D. Leschert	Director
Malcolm B. Fraser	Director
Brenda McLean	Corporate Secretary

NEW AND CONTINUING APPOINTMENTS
Name	Office
*Sasan Sadeghpour	Director, Chairman, Interim Chief Executive Officer
*James Pappas	Director
*Travis Cocke	Director
*Patrick M. Cahill, CPA	Director
Larry D. McLean	Interim Chief Financial Officer
Brenda McLean	Interim Corporate Secretary
* Members of Audit Committee

All of the resigning directors and officers have agreed to continue to act as consultants to the Company in order to ensure an efficient and orderly transition to new management.

Sasan Sadeghpour, Director and Chairman of the Company, has agreed to act as Interim Chief Executive Officer of the Company at an annual salary of $1.00.

Larry D. McLean and Brenda McLean have agreed to continue in a consulting role as Interim Chief Financial Officer and Interim Corporate Secretary, respectively, up to April 30, 2013 or until their permanent replacements are appointed.

The following three new independent members have been added to the Board, all with high levels of skill and experience within their respective fields:

James Pappas

James Pappas is the Managing Member of JCP Investment Management, LLC and the sole member of JCP Investment Holdings, LLC, the investment manager and general partner, respectively, of certain entities whose principal business is investing in securities. From 2005 until 2007, Mr. Pappas worked for The Goldman Sachs Group, Inc. (“Goldman Sachs”), a multinational investment banking and securities firm, in their Investment Banking Division. Prior to Goldman Sachs, Mr. Pappas worked at Bank of America Securities, the investment banking arm of Bank of America, a multinational banking and financial services corporation. Mr. Pappas sits on the Board of Directors of Morgan’s Foods, Inc. Mr. Pappas received a Bachelor of Business Administration, and a Masters in Finance from Texas A&M University.

Travis Cocke

Mr. Cocke has over seven years of public market investment experience including over two years as a portfolio manager with complete investment discretion for the public equity portfolio of a small family office.  Prior to co-founding Southpaw Capital LLC in 2011, he was a Portfolio Manager at Farney Management Corp., and an Investment Analyst at Ascendant Advisors LLC.  Mr. Cocke also held positions at the Texas Teachers Retirement System, a $100 billion public pension fund, and at Omega Advisors, a $6+ billion long/short hedge fund based in New York. Additionally, Mr. Cocke is a managing member for several private investment partnerships with interest in real estate and public equities. Mr. Cocke received a BBA in Finance from Texas A&M University.

Patrick M. Cahill, CPA

Mr. Cahill works as an independent consultant assisting companies on financial and operational projects. From 2001 to 2008, Mr. Cahill was the Chief Financial Officer of Champion Window, Inc., a manufacturer and distributor of windows to the new residential construction industry. From 1987 to 2001, he was employed at Equus Capital Management Corporation, originally as its Controller and ultimately as a Vice President and its Chief Financial Officer. Equus was involved in the management of publicly traded and privately held leveraged buyout funds involved in the acquisition of small to medium sized businesses in a variety of industries. From 1982 to 1987 Mr.Cahill worked as an auditor for Ernst & Young. He has served on the board of directors of two privately held companies. Mr. Cahill is a graduate for The McCombs School of Business at The University of Texas.

The Board currently has two vacancies which the Company anticipates filling in due course as suitable candidates are identified and selected.

SAMEX anticipates issuing additional news releases with additional information on its plans and progress in the near future.

Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7: Omitted Information

There is no omitted information.

Item 8: Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Sasan Sadeghpour, Interim CEO, Director and Chairman of the Issuer at (713) 956-5200, extension 102, who is knowledgeable about the material change.

Item 9: Date of Report

Dated at Houston, Texas, the 15th day of January, 2013.

“Sasan Sadeghpour”

Sasan Sadeghpour

Interim CEO, Director

and Chairman